UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-283425-01

Rain Enhancement Technologies, Inc.

(Exact name of registrant as specified in its charter)

4851 Tamiami Trail N

Suite 200

Naples FL 34103

(508) 361-6699

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of December 31, 2024, Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), consummated the previously announced business combination (the “Business Combination”) with Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco, and Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”). As part of the Business Combination transactions, Merger Sub 2 merged with and into RET (the “Company Merger”) with RET surviving the Company Merger as a wholly-owned subsidiary of Holdco. This Form 15 relates solely to the reporting obligations of RET under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Holdco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rain Enhancement Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAIN ENHANCEMENT TECHNOLOGIES, INC.

Date: February 21, 2025	By:	/s/ Oanh Truong
	Name:	Oanh Truong
	Title:	Chief Financial Officer, Treasurer and Secretary